1 INVESTOR PRESENTATION NOVEMBER 2013 Exhibit 99.1

Investor Presentation

DISCLAIMER
This Investor Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the
Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
• statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian
Securities and Investments Commission (ASIC);
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the
New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-
party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Investor Presentation

DISCLAIMER (CONTINUED)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,”
“continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries;
required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with
Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in our forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Investor Presentation

• Business Overview
• USA & Europe Fibre Cement
• Asia Pacific Fibre Cement
• Group Outlook
• Summary
• Appendix
AGENDA
In this Investor Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the
Definitions section of this document starting on page 28. The company presents financial measures that it believes are customarily used by its Australian investors.
Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”,
“Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or
“mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”);
and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and New Zealand product liability expenses”, “Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and
“Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 2 nd
st st
quarter and 1    half of the current fiscal year versus the 2    quarter and 1    half of  the prior fiscal year.
nd

Investor Presentation
Annual net sales US$1.5b
Total assets US$1.6b
Net cash US$126m
Operations in North America, Asia Pacific and Europe
2,700 employees
Market cap US$5.0b
S&P/ASX 100 company
NYSE ADR listing
Note: Market capitalization is at 21 November 2013. Total assets and net cash are as at 30 September 2013. Annual net sales equal 1HFY14 net sales annualised. Total assets exclude asbestos compensation

JHX: A GROWTH FOCUSED COMPANY

Investor Presentation
1 Comparisons are of the 2  quarter FY14 and half fiscal year as at 30 September 2013 versus the 2 quarter FY13 and half fiscal year as at 30
September 2012
6
US Millions
Q2
FY2014
Q2
FY2013
%
Change
HY2014 HY2013
%
Change
Net operating profit excluding
asbestos, ASIC expenses, New
Zealand product liability expenses
and tax adjustments
56.3 38.9 45 108.3 82.7 31
Net Operating Profit
51.9 15.0 194.1 83.5
GROUP OVERVIEW
1
nd nd

TACOMA
RENO
MISSION VIEJO
FONTANA
WAXAHACHIE
CLEBURNE
CHICAGO
PERU
BLANDON
PULASKI
SUMMERVILLE
PLANT CITY

HONG KONG
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH

James Hardie Manufacturing Operations - production suspended[2]

James Hardie Sales Office

James Hardie Manufacturing Operations

Investor Presentation
USA and Europe Fibre Cement
Products
Siding
Soffit
Fascia
Trim
Backerboard
Asia Pacific Fibre Cement Products
Residential siding
Commercial exteriors
Flooring
Ceilings and internal walls

JHX: A WORLD LEADER IN FIBRE CEMENT

19%
Volume
76% 75%
25%
EBIT*
USA  and Europe Fibre Cement
Asia Pacific Fibre Cement
1 All numbers are for the 2   quarter ended 30 September 2013
*EBIT – Excludes Research and Development EBIT, Asbestos-related items, New Zealand product liability expenses and general corporate costs
8
Net Sales
GLOBAL BUSINESS PORTFOLIO
81%
24%
nd
1
Investor Presentation

Fibre cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick
Fibre Cement
Vinyl
Engineered Wood
Fire resistant
Hail resistant
Resists warping
Resists buckling
Colour lasts longer
Dimensional stability
Can be repainted
FIBRE CEMENT:
SUPERIOR PRODUCT PERFORMANCE
Investor Presentation

James Hardie

JamesHardie
Siding Products
7th ENGINEERED FOR CLIMATE™ – HardieZone™
6th MODIFIED THICKNESS TECHNOLOGY
5th COLORPLUS® TECHNOLOGY
4th SURFACE ADHESION TECHNOLOGY
3rd SUBSTRATE COMPOSITION
2nd PRIMER ADDED
1st FIBER-CEMENT SUBSTRATE
THE JAMES HARDIE INNOVATION PATH
Product Generations
Generic Fiber-Cement
HZ5
• Engineered for freezing, wet climates
HZ10
• Engineered for climates with a combination of hot, humid or high precipitation conditions

Investor Presentation
• 7  Generation versus 2   Generation generic fibre cement
• The HardieZone™ System represents a logical extension of Hardie technology
10
PRODUCT LEADERSHIP EXAMPLE:
HARDIEZONE™ SYSTEM
nd th

James Hardie

Plant locations

Tacoma, WA
Peru, IL
Reno, NV
Pulaski, VA
Summerville, SC
Fontana, CA
Waxahachie, TX
Cleburne, TX
Plant City, FL

[1] Production was suspended at the Summerville plant in November 2008. The Fontana plant will re-open in early calendar year 2014.

JH Plant Design Capacity

Flat Sheet Plants	Capacity (mmsf)
Plants operating	
Cleburne, Texas	500
Additional capacity by mid calendar year 2015	*200*
Peru, Illinois	560
Plant City, Florida	300
Additional capacity by mid calendar year 2015	*240*
Pulaski, Virginia	600
Reno, Nevada	300
Tacoma, Washington	200
Waxahachie, Texas	360
Plant re-opening early CY14	
Fontana, California[1]	300
Plant suspended	
Summerville, South Carolina[1]	190
Flat Sheet Total	**3,750**

Investor Presentation 11 THE USA BUSINESS: LARGEST FIBRE CEMENT PRODUCER IN NORTH AMERICA

JH Volume (mmsf), Starts (000s Units)
Revenue (US$M)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13

Investor Presentation

USA FIBRE CEMENT
Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
Top Line Growth
JH Volume Housing Starts JH Revenue

Quarterly EBIT and EBIT Margin [1]

80
70
60
50
40
30
20
10
0
EBIT US$M
35
30
25
20
15
10
5
0
EBIT Margin
FY09
FY10
FY11
FY12
FY13
FY14
EBIT
EBIT Margin

[1] *Excludes asset impairment charges of US$14.3 million in 4th quarter FY12, US$5.8 million in 3rd quarter FY13 and US$11.1 million in 4th quarter FY13*

Investor Presentation 13 USA AND EUROPE FIBRE CEMENT

Average Net Sales Price (US dollars) [1]

US$ per MSF
670
630
590
550
US$648
FY09
FY10
FY11
FY12
FY13
HY FY14

[1] *Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price*

Investor Presentation 14 USA AND EUROPE FIBRE CEMENT

(Thousands of Starts)
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Jul & Aug-13
6%
7%
7%
4%
4%
-9%
-19%
-25%
-31%
-21%
-23%
-24%
-28%
-31%
-33%
-44%
-51%
-46%
-31%
-19%
17%
12%
1%
-3%
-7%
-5%
6%
23%
23.4%
28.0%
25.2%
37.8%
34.3%
17.2%
18.4%

Investor Presentation

TOTAL US HOUSING STARTS
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
-1200
-1000
-800
-600
-400
-200
0
200
400
600
800
U.S. Housing Starts
Calendar Quarters
Housing
starts
%Growth (same QtrPY)

Investor Presentation
Five manufacturing plants in Asia
Pacific
Net sales US$374.8m
EBIT US$86.4m
Higher value differentiated products
Lower delivered cost
Growth model
Asia Pacific manufacturing facilities
Net Sales and EBIT equal to 1HFY14 annualised. EBIT excludes New Zealand product liability expenses
16
1
1
1
ASIA PACIFIC FIBRE CEMENT

Investor Presentation Ceilings and partitions Philippines Exterior cladding Australia General purpose flooring Australia New Zealand Interior walls 17 ASIA PACIFIC FIBRE CEMENT - EXAMPLES

Investor Presentation

CAPITAL MANAGEMENT AND DIVIDENDS
• On 31 July 2013, the company repurchased 221,000 shares of its common stock, at cost of A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20)
• In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following 12 months
• An ordinary dividend of US13.0 cents per security and a special dividend of US24.0 cents per security were paid on 26 July 2013 from FY13 earnings. Total dividend paid was US$163.6 million
• Effective from and including FY14, dividend payout ratio increased from between 30% and 50% to between 50% and 70% of annual NPAT excluding asbestos adjustments
• On 14 November 2013, the company announced an ordinary dividend of US8.0 cents per security, up from US5.0 cents per security in the prior corresponding half year. The dividend was declared in US currency and will be paid on 28 March 2014, with a record date of 19 December 2013

Investor Presentation

CAPITAL MANAGEMENT AND DIVIDENDS (CONT’D)
The company will be undertaking a further review of its capital structure and capital management objectives and expects to be in a position to make further distributions to shareholders in the near term as follows:
1. subject to share price levels, the company intends to repurchase shares under the existing share buyback program, which expires in May 2014; and
2. to the extent the company does not complete the full amount of the current share buyback during FY2014 the company will consider further distributions by way of dividends to shareholders over and above those contemplated under the company’s dividend policy subject to:
• an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;
• an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;
• global economic conditions and outlook; and
• total net operating profit (excluding asbestos adjustments) for financial year 2014

USA and Europe Fibre Cement
• The US operating environment continues to reflect an increasing number of housing starts and improving house values
• The company is continuing with its plan to expand capacity through new capital investments and re-commissioning of idled facilities in future periods
• FY14 EBIT margin is expected to be above 20%, absent major adverse external factors
Asia Pacific Fibre Cement
• In Australia, new residential market picking up, but earnings performance expected to be only slightly improved compared to prior year
• In New Zealand, the housing market continues to improve, particularly in the Auckland and
Christchurch areas
• In the Philippines, the business continues to experience steady growth in its core market segments and is expected to deliver consistent earnings in the remainder of the financial year
GROUP OUTLOOK
Investor Presentation

Investor Presentation
We have a strong, well-established, growth-focused, strong cash-generating and high return business
We have a sustainable competitive advantage
Our model for strong growth is based on:
Large market opportunity
Superior value proposition
Proprietary and/or protected technology
Ongoing commitment to research and development
Significant organisational advantages
Focused strategy and organisational effort
Scale
Throughout the low demand environment the company has performed exceptionally well, consistently delivering solid financial returns
The company is on track to leverage its increased capabilities as the US housing market recovery progresses

SUMMARY

22 APPENDIX

Investor Presentation
Industry leadership and profitable growth
Aggressively grow demand for our
products in targeted market
segments
Grow our overall market position
while defending our share in
existing market segments
Introduce differentiated products to
deliver a sustainable competitive
advantage

GLOBAL STRATEGY

James Hardie

	HY '14	HY '13	HY '12
EPS (Diluted)[1]	24.4c	18.8c	18.5c
EBIT/ Sales (EBIT margin)[2]	18.3%	16.2%	17.9%
Gearing Ratio[1]	(9.5)%	(6.4)%	2.7%
Net Interest Expense Cover[2]	66.8x	54.7x	32.0x
Net Interest Paid Cover[2]	77.9x	109.3x	30.3x
Net Debt Payback	-	-	0.2yrs

[1] *Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, tax expense related to asbestos adjustments, ASIC expenses, New Zealand product liability expenses and tax adjustments*

[2] *Excludes asbestos adjustments, AICF SG&A expenses, New Zealand product liability expenses and ASIC expenses*

Investor Presentation 24 KEY RATIOS

Investor Presentation
FY09 FY10 FY11 FY12 FY13
Net Sales
US$m
929 828 814 862 951
Sales Volume
mmsf
1,527 1,304 1,248 1,332 1,489
Average Price
US$ per msf
608 632 648 642 627
EBIT US$m 199 209 160 163 163
EBIT Margin % 21 25 20 19 17
25
1
1
USA AND EUROPE FIBRE CEMENT
5 YEAR RESULTS OVERVIEW
2
1
Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively
2
During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific
Fibre Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet
(“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current quarter and half year calculation of average net sales price.

Investor Presentation
FY09 FY10 FY11 FY12 FY13
Net Sales
US$m
273 297 353 376 370
Sales Volume
mmsf
391 390 408 392 394
Average Price
US$ per msf
871 886 906 906 901
EBIT US$m 47 59 79 86 75
EBIT Margin % 17 20 23 23 20
26
1
1
ASIA PACIFIC FIBRE CEMENT
5 YEAR RESULTS OVERVIEW
2
1
Excludes New Zealand product liability expenses of US$5.4 million and US$13.2 million in FY12 and FY13, respectively
2
During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific
Fibre Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet
(“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current quarter and half year calculation of average net sales price.

Investor Presentation

FINANCIAL SUMMARY
1 Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses of US$0.3 million and US$5.7 million in Q2 ‘14 and Q2 ‘13, respectively and US$4.9 million and US$5.7 million in HY ’14 and HY ‘13, respectively
1
US$ Millions % Change % Change
Net Sales
USA and Europe Fibre Cement 298.7 $      238.1 $    25 576.8 $   490.1 $    18
Asia Pacific Fibre Cement 93.3 96.3 (3) 187.4 184.0 2
Total Net Sales 392.0 $      334.4 $    17 764.2 $   674.1 $    13
EBIT - US$ Millions
USA and Europe Fibre Cement 67.3 $       44.0 $      53 126.7 $   94.3 $     34
Asia Pacific Fibre Cement 22.1 21.3 4 43.2 39.0 11
Research & Development (5.5) (6.3) 13 (11.6) (12.3) 6
General corporate costs excluding
asbestos and ASIC expenses (11.2) (7.4) (51) (18.1) (11.7) (55)
Total EBIT excluding asbestos, ASIC
expenses and New Zealand product
liability expenses 72.7 $       51.6 $      41 140.2 $   109.3 $    28
Net interest expense excluding AICF
interest income (1.1) (1.1) (2.1) (2.0) (5)
Other income 0.1 0.3 (67) 0.2 0.7 (71)
Income tax expense excluding tax
adjustments (15.4) (11.9) (29) (30.0) (25.3) (19)
Net operating profit excluding
asbestos, ASIC expenses, New
Zealand product liability expenses
and tax adjustments 56.3 $       38.9 $      45 108.3 $   82.7 $     31
Q2 '14 Q2 '13 HY '14 HY '13
1

ENDNOTES
This Investor Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed
Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand product liability expenses (“New Zealand product liability expenses”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors
Investor Presentation

ENDNOTES (CONTINUED)
Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in
Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s condensed consolidated financial statements:
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.
Investor Presentation

ENDNOTES (CONTINUED)
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.
Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on Capital employed – EBIT divided by gross capital employed
Investor Presentation

EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses – EBIT and
EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin.
Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
Investor Presentation
NON-US GAAP FINANCIAL MEASURES
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
EBIT $ 67.8 $ 22.8 $ 224.7 $ 105.3
Asbestos:
Asbestos adjustments 4.1 22.4 (90.4) (2.8)
AICF SG&A expenses 0.5 0.4 1.0 0.7
ASIC expenses - 0.3 - 0.4
New Zealand product liability expenses 0.3 5.7 4.9 5.7
EBIT excluding asbestos, ASIC expenses and New
Zealand product liability expenses 72.7 51.6 140.2 109.3
Net sales $ 392.0 $ 334.4 $ 764.2 $ 674.1
EBIT margin excluding asbestos, ASIC expenses
and New Zealand product liability expenses 18.5% 15.4% 18.3% 16.2%

NON-US GAAP FINANCIAL MEASURES (CONT’D)
Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
Investor Presentation
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating profit $ 51.9 $ 15.0 $ 194.1 $ 83.5
Asbestos:
Asbestos adjustments 4.1 22.4 (90.4) (2.8)
AICF SG&A expenses 0.5 0.4 1.0 0.7
AICF interest income (0.7) (1.1) (1.8) (2.2)
ASIC expenses - 0.3 - 0.4
New Zealand product liability expenses 0.3 5.7 4.9 5.7
Asbestos and other tax adjustments 0.2 (3.8) 0.5 (2.6)
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability
expenses and tax adjustments $ 56.3 $ 38.9 $ 108.3 $ 82.7

NON-US GAAP FINANCIAL MEASURES (CONT’D)
Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability
expenses and  tax adjustments $ 56.3 $ 38.9 $ 108.3 $ 82.7
Weighted average common shares outstanding -
   Diluted (millions) 443.5 439.7 443.2 439.3
Diluted earnings per share excluding asbestos,
ASIC expenses, New Zealand product liability
expenses and tax adjustments (US cents) 12.7 8.8 24.4 18.8
Investor Presentation

NON-US GAAP FINANCIAL MEASURES (CONT’D)
Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments – Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate.
Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-
US GAAP measure for the same purposes
Investor Presentation
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Operating profit before income taxes $ 67.5 $ 23.1 $ 224.6 $ 106.2
Asbestos:
Asbestos adjustments 4.1 22.4 (90.4) (2.8)
AICF SG&A expenses 0.5 0.4 1.0 0.7
AICF interest income (0.7) (1.1) (1.8) (2.2)
New Zealand product liability expenses 0.3 5.7 4.9 5.7
Operating profit before income taxes excluding asbestos and
New Zealand product liability expenses $ 71.7 $ 50.5 $ 138.3 $ 107.6
Income tax expense (15.6) (8.1) (30.5) (22.7)
Asbestos and other tax adjustments 0.2 (3.8) 0.5 (2.6)
Income tax expense excluding tax adjustments (15.4) (11.9) (30.0) (25.3)
Effective tax rate   23.1% 35.1% 13.6% 21.4%
Effective tax rate excluding asbestos, New Zealand product
liability expenses and tax adjustments 21.5% 23.6% 21.7% 23.5%

NON-US GAAP FINANCIAL MEASURES (CONT’D)
Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
Investor Presentation
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
EBIT $ 67.8 $ 22.8 $ 224.7 $ 105.3
Depreciation and amortisation 15.2 14.7 30.6 30.1
Adjusted EBITDA $ 83.0 $ 37.5 $ 255.3 $ 135.4

NON-US GAAP FINANCIAL MEASURES (CONT’D)
General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of
RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
Investor Presentation
Q2 HY HY
US$ Millions FY 2013 FY 2013
General corporate costs $ 11.2 $ 7.7 $ 18.1 $ 12.1
Excluding:
ASIC expenses - (0.3) - (0.4)
Intercompany foreign exchange gain - - - 5.5
Recovery of RCI legal costs - 2.7 - 2.7
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of RCI legal costs $ 11.2 $ 10.1 $ 18.1 $ 19.9
Q2
FY 2014 FY 2014

NON-US GAAP FINANCIAL MEASURES (CONT’D)
Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-
US GAAP measures for the same purposes
Investor Presentation
Q2 HY HY
US$ Millions FY 2013 FY 2013
Selling, general and administrative expenses $ 53.8 $ 56.6 $ 108.7 $ 100.9
Excluding:
New Zealand product liability expenses (0.3) (5.7) (4.9) (5.7)
Selling, general and administrative expenses
excluding New Zealand product liability expenses $ 53.5 $ 50.9 $ 103.8 $ 95.2
Net Sales $ 392.0 $ 334.4 $ 764.2 $ 674.1
Selling, general and administrative expenses as a
percentage of net sales 13.7% 16.9% 14.2% 15.0%
Selling, general and administrative expenses
excluding New Zealand product liability expenses as
a percentage of net sales 13.6% 15.2% 13.6% 14.1%
Q2
FY 2014 FY 2014

38 INVESTOR PRESENTATION NOVEMBER 2013